FOR IMMEDIATE RELEASE      Contact: Guy T. Marcus           John J. Kennedy
August 31, 1998                     V P-Investor Relations  CFO
                                    Halliburton             Smith International
                                    214) 978-2691           (281) 443-3370

                 HALLIBURTON COMPLETES SALE OF M-I INTEREST TO
                               SMITH INTERNATIONAL

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) and Smith International, Inc., (NYSE, PSE:SII) jointly announce today that Smith International has completed the purchase of Halliburton's 36 percent ownership interest in M-I L.L.C. for $265 million. M-I is a leading supplier of drilling and completion fluid products/systems, services and equipment to the worldwide petroleum industry. Smith now owns 100 percent of M-I; Smith owned a 64 percent majority interest prior to today's purchase.
         The purchase price was paid by Smith in the form of a non-interest bearing promissory note due 240 days after today's closing. All of M-I's debt will remain an obligation of M-I. This transaction completes Halliburton's commitment to sell its M-I interest in connection with its pending merger with Dresser Industries, Inc. (NYSE:DI) which is expected to close this fall.
         Smith International, Inc. is a leading worldwide supplier of premium products and services to the oil and gas exploration, production and petrochemical industries through its five principal business units - M-I Fluids, M-I SWACO, Smith Bits, Smith Drilling & Completions and Wilson Supply.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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